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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                 Entegris, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    29362U104
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29362U104                  13G/A                     Page 2 of 5 Pages
          ---------
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 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Entegris, Inc. Employee Stock Ownership Plan
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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    Not applicable.
                         (a) [_]
                         (b) [_]
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 3.   SEC USE ONLY

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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION The Entegris, Inc. Employee
      Stock Ownership Plan shall be construed according to the laws of the
      State of Minnesota, except to the extent that such laws have been specifically preempted by ERISA or other federal legislation.
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
   NUMBER OF              0
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER
   OWNED BY               7,693,565
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON                7,693,565
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,693,565
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.3%
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12.   TYPE OF REPORTING PERSON*

      EP
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                      * SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.

     (a) Name of Issuer:

         Entegris, Inc.

     (b) Address of Issuer's Principal Executive Office:

         3500 Lyman Boulevard
         Chaska, MN 55318

Item 2.

     (a) Name of Person Filing:

         Entegris, Inc. Employee Stock Ownership Plan

     (b) Address of Principal Business Office:

         c/o Patrick DeCraene
         GreatBanc Trust Company
         1301 W. 22nd Street, Suite 800
         Oak Brook, Illinois 60523

     (c) Citizenship:

         Not applicable.

     (d) Title of Class of Securities:

         Common Stock, $.01 par value

     (e) CUSIP Number:

         29362U104

Item 3.

     (a)-(e)  Not Applicable.

         (f)   x    Employee Benefit Plan, Pension Plan which is
              ---   subject to the provisions of the Employee Retirement
                    Income Security Act of 1974 or Endowment Fund; see
                    Rule 13d-1(b)(1)(ii)(F).

         (g)-(h)    Not applicable.

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Item 4.  Ownership

     (a) Amount beneficially owned as of December 31, 2003:

         7,693,565

     (b) Percent of Class:

         10.3%

     (c) Number of Shares as to Which Such Person Has:

         (i)    sole power to vote or direct the vote:

                0

         (ii)   shared power to vote or direct the vote:

                7,693,565

         (iii)  sole power to dispose or direct the disposition of:

                7,693,565

         (iv)   shared power to dispose or to direct the disposition of:

                0

Item 5.  Not Applicable.

Item 6. The reporting person is trustee ("Trustee") for the Entegris, Inc. Employee Stock Ownership Plan ("ESOP"). As Trustee, the reporting person is deemed to beneficially own the shares listed in response to
         Item 4(a), which represent shares of Common Stock held by the ESOP. As Trustee, the reporting person has the right to receive, and the power to direct the receipt of, dividends from the shares.

Items 7-10. Not Applicable.



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2004

                                        ENTEGRIS, INC. EMPLOYEE
                                        STOCK OWNERSHIP PLAN

                                        BY: GreatBanc Trust Company, solely in
                                            its capacity as Trustee


                                        By: /s/ Patrick DeCraene
                                            ------------------------------------
                                                Patrick DeCraene

                                        Its: Vice President




                                   Page 5 of 5